Exhibit 99.1

IESI-BFC LTD. ANNOUNCES STRONG RESULTS FOR THE THREE AND SIX MONTHS
ENDED JUNE 30, 2009

Toronto, Ontario – July 29, 2009 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three and six months ended June 30, 2009.  All amounts are in thousands of U.S. dollars, with the exception of per share or trust unit and participating preferred share (“PPS”) amounts, unless otherwise stated.

Management Commentary
Revenue totalled $253.7 million in the quarter compared with $277.6 million in the year ago period.  Holding foreign currency exchange (“FX”) constant with the comparative period, revenue in the second quarter would have totalled $267.9 million.  Operating income was $31.3 million compared with $31.3 million in the second quarter of 2008 and would have been $34.3 million, holding FX constant, representing an increase of 9.5% over the year ago period.  Operating income before amortization, or EBITDA(A), for the quarter was $72.5 million, or 28.6% of revenue, compared to $77.0 million, or 27.7% of revenue, in the second quarter of 2008.  Holding FX constant, EBITDA(A) for the second quarter of 2009 would have been $77.5 million.

Net income in the quarter was $15.1 million, or $0.18 per share on a weighted average diluted basis of 81.9 million shares.  Before the impact of foreign currency translation, net income in the quarter was $16.8 million or $0.20 per share.  In the period a year ago, the Company reported net income of $17.4 million, or $0.25 on a weighted average diluted basis of 68.7 million shares.  The 19.2% second quarter increase in our weighted average diluted share count is due to equity offerings completed in March 2009 and June 2009.

Organic growth for the three months ended June 30, 2009 increased 0.7% in Canada (consisting of a 3.3% core price increase, partially offset by decreases of 1.1% in volume, 1.1% in fuel surcharges and 0.4% in recycling and other pricing) and decreased 7.4% in the U.S. (consisting of a 2.4% core price increase offset by decreases of 4.4% in volume, 3.0% in fuel surcharges and 2.4% in recycling and other pricing).

“We are very pleased with the results of our second quarter which continued to demonstrate the positive impact of our market-focused growth strategies,” said Keith Carrigan, Vice Chairman and Chief Executive Officer, IESI-BFC Ltd.  “In spite of the recessionary climate, we increased our operating margins and achieved an improvement in EBITDA(A) over the same quarter a year ago, excluding the impact of foreign currency translation.  Additionally, we achieved an increase in revenues in Canada in the quarter, before the impact of foreign exchange.  While it remains a challenging operating environment, we saw encouraging signs in our markets that suggest a stabilization of waste volumes on a sequential basis.”

Mr. Carrigan continued, “With a debt-to-EBITDA(A) ratio below 2.3 times on a consolidated basis and our strong free cash flow(B) profile, we are well positioned to create shareholder value by continuing to grow organically and through strategic acquisitions, while also paying a quarterly dividend.”

For the six months ended June 30, 2009, revenue was $477.6 million, compared with revenues of $521.0 million in the year ago period.  Holding FX constant, year-to-date revenue would have been $508.9 million.  Operating income was $56.4 million compared with $56.9 million in the same period in 2008.  Year-to-date operating income would have been $62.4 million, an increase of 9.6% over 2008, holding FX constant.  EBITDA(A) for the year-to-date period was $135.1 million compared to $145.3 million in 2008 and would have been $145.9 million holding FX constant.

For the six months ended June 30, 2009, net income was $24.7 million, or $0.32 per weighted average diluted share, compared with $28.8 million or $0.42 per share in the year ago period.

IESI-BFC Ltd. – Second Quarter 2009 - 1

Financial and Other Highlights

For the Three and Six Months Ended June 30, 2009
•	For the quarter, core price increased 3.3% in Canada and 2.4% in the U.S.
•	For the quarter, volumes decreased (1.1%) in Canada and (4.4%) in the U.S.
•	Year to date, core price increased 3.5% in Canada and 2.6% in the U.S.
•	Year to date, volumes decreased (1.6%) in Canada and (4.4%) in the U.S.
•	Raised gross common share proceeds of $149,500 through a U.S. public offering in June 2009
•	Raised gross common share proceeds of $72,397 through a bought deal offering in Canada in March 2009
•	Applied the net proceeds from both offerings, approximately $209,700, to reduce U.S. long-term debt advances
•	Secured a 10 year expansion permit at our Lachenaie landfill
•	At June 30, 2009, our funded debt to EBITDA(A) ratios, calculated in accordance with our Canadian and U.S. long-term debt facilities, are 1.90 and 2.64 times, respectively.

Change in Reporting Currency and Generally Accepted Accounting Principles
In connection with our listing on the New York Stock Exchange (“NYSE”) and U.S. public offering, we have elected to report our financial results in U.S. dollars.  Accordingly, all comparative financial information contained in this press release has been recast from thousands of Canadian to U.S. dollars, unless otherwise stated.

Electing to report our financial position and results of operations in U.S. dollars reduces fluctuations in our reported amounts as a significant portion of our assets, liabilities and operations are resident or conducted in the U.S., in U.S. dollars.

We have also elected to report our financial results in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to improve the comparability of our financial information with our peers, who are predominantly U.S. publicly listed companies.

Foreign Currency Exchange Rates
Our consolidated financial position and operating results have been translated to U.S. dollars applying the following foreign currency exchange rates:

		2009			2008
		Consolidated Statement of			Consolidated Statement of
	Consolidated	Operations and Comprehensive		Consolidated	Operations and Comprehensive
	Balance Sheet	Income		Balance Sheet	Income
			Cumulative			Cumulative
	Current	Average	Average	Current	Average	Average
December 31				$0.817		$0.937
March 31	$0.794	$0.803	$0.803	$0.973	$0.996	$0.996
June 30	$0.860	$0.857	$0.829	$0.982	$0.990	$0.993

IESI-BFC Ltd. – Second Quarter 2009 - 2

Financial Highlights
(in thousands of U.S. dollars, except per weighted average share or trust unit amounts, unless otherwise stated)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating results
Revenues	$253,700	$277,613	$477,593	$520,962
Operating expenses	148,597	168,745	279,774	315,292
Selling, general and administrative ("SG&A")	32,600	31,881	62,677	60,408
Amortization	41,154	45,658	78,756	88,369
Operating income	31,349	31,329	56,386	56,893
Interest on long-term debt	8,766	13,015	18,395	26,744
Net loss (gain) on sale of capital and landfill assets	19	(126)	(115)	(86)
Net foreign exchange loss (gain)	93	1	177	(620)
Net (gain) loss on financial instruments	(1,701)	(5,485)	(1,171)	3,525
Conversion costs	115	-	115	-
Other expenses	35	26	65	57
Income before income taxes	24,022	23,898	38,920	27,273
Income tax expense (recovery)	8,917	6,454	14,176	(1,493)
Net income	$15,105	$17,444	$24,744	$28,766

Net income per weighted average share or trust unit, basic	$0.19	$0.25	$0.33	$0.42
Net income per weighted average share or trust unit, diluted	$0.18	$0.25	$0.32	$0.42
Weighted average number of shares or trust units
outstanding (thousands), basic	70,809	57,569	65,414	57,569
Weighted average number of shares or trust units
outstanding (thousands), diluted	81,946	68,706	76,551	68,706

Replacement and growth expenditures
Replacement capital and landfill purchases ("replacement
expenditures")	$16,983	$19,946	$29,772	$29,372
Growth capital and landfill purchases ("growth expenditures")	22,234	17,701	29,942	30,130
Total replacement and growth expenditures	$39,217	$37,647	$59,714	$59,502

Operating and free cash flow (B)
Cash generated from operating activities	$66,456	$56,003	$116,052	$99,294
Free cash flow (B)	$21,476	$25,115	$52,100	$56,668
Free cash flow (B) per weighted average share or trust unit
outstanding, diluted	$0.26	$0.37	$0.68	$0.82

Dividends and distributions
Dividends and distributions declared (shares or trust units)	$17,495	$25,908	$31,014	$51,965
Dividends declared (participating preferred shares ("PPSs"))	2,381	5,013	4,617	10,055
Total dividends and distributions declared	$19,876	$30,921	$35,631	$62,020

Total dividends or distributions declared per weighted average
share or trust unit, diluted	$0.24	$0.45	$0.47	$0.90

IESI-BFC Ltd. – Second Quarter 2009 - 3

Foreign Currency Exchange Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the impact of FX on select consolidated results for the three and six months ended June 30, 2009.

				Three months ended
	June 30,
	2008	June 30, 2009	June 30, 2009	June 30, 2009	June 30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(organic,	(holding FX
		acquisition and	constant with
		other non-	the
		operating	comparative
	(as reported)	changes)	period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$277,613	$(9,676)	$267,937	$(14,237)	$253,700
Operating expenses	168,745	(12,813)	155,932	(7,335)	148,597
SG&A	31,881	2,587	34,468	(1,868)	32,600
Amortization	45,658	(2,430)	43,228	(2,074)	41,154
Operating income	31,329	2,980	34,309	(2,960)	31,349
Interest on long-term debt	13,015	(3,880)	9,135	(369)	8,766
Net (gain) loss on sale of capital and landfill assets	(126)	147	21	(2)	19
Net foreign exchange loss	1	92	93	-	93
Net gain on financial instruments	(5,485)	3,778	(1,707)	6	(1,701)
Conversion costs	-	138	138	(23)	115
Other expenses	26	9	35	-	35
Income before income taxes	23,898	2,696	26,594	(2,572)	24,022
Net income tax expense	6,454	3,358	9,812	(895)	8,917
Net income	$17,444	$(662)	$16,782	$(1,677)	$15,105

EBITDA (A)	$76,987	$550	$77,537	$(5,034)	$72,503
Free cash flow (B)	$25,114	$(865)	$24,249	$(2,773)	$21,476

				Six months ended
	June 30,
	2008	June 30, 2009	June 30, 2009	June 30, 2009	June 30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(organic,	(holding FX
		acquisition and	constant with
		other non-	the
		operating	comparative
	(as reported)	changes)	period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$520,962	$(12,080)	$508,882	$(31,289)	$477,593
Operating expenses	315,292	(19,322)	295,970	(16,196)	279,774
SG&A	60,408	6,572	66,980	(4,303)	62,677
Amortization	88,369	(4,816)	83,553	(4,797)	78,756
Operating income	56,893	5,486	62,379	(5,993)	56,386
Interest on long-term debt	26,744	(7,368)	19,376	(981)	18,395
Net gain on sale of capital and landfill assets	(86)	(48)	(134)	19	(115)
Net foreign exchange (gain) loss	(620)	790	170	7	177
Net loss (gain) on financial instruments	3,525	(4,683)	(1,158)	(13)	(1,171)
Conversion costs	-	138	138	(23)	115
Other expenses	57	8	65	-	65
Income before income taxes	27,273	16,649	43,922	(5,002)	38,920
Net income tax expense	(1,493)	17,379	15,886	(1,710)	14,176
Net income	$28,766	$(730)	$28,036	$(3,292)	$24,744

EBITDA (A)	$145,262	$670	$145,932	$(10,790)	$135,142
Free cash flow (B)	$56,668	$1,125	$57,793	$(5,693)	$52,100

IESI-BFC Ltd. – Second Quarter 2009 - 4

Conversion
Pursuant to the plan of arrangement, the conversion of the BFI Canada Income Fund (the “Fund”) trust structure to a corporation resulted in unitholder’s of the Fund receiving one common share of BFI Canada Ltd., predecessor to IESI-BFC Ltd. (“IESI-BFC”), for each trust unit held on the effective date of conversion, October 1, 2008.  The Class A unit held by IESI Corporation (“IESI”) was redeemed by the Fund for ten Canadian dollars and IESI-BFC issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten Canadian dollars.  The participating preferred shares (“PPSs”) issued by IESI remain outstanding and exchangeable into common shares of IESI-BFC on a one for one basis, instead of trust units of the Fund.  These exchanges did not constitute a change of control such that the consolidated financial statements have been prepared applying continuity of interests accounting.  With the exception of the December 31, 2008 consolidated balance sheet, the comparative figures presented herein are those of the Fund.

Management’s Discussion
(all amounts are in thousands of U.S. dollars, except per share or trust unit, PPS, and foreign currency exchange rate amounts, unless otherwise stated)

Segment Highlights
				Three months ended June 30
	2008	2009	Change	2009	Change
			(2009 holding FX		(2009 as
			constant less		reported less
		(holding FX	2008 as		2008 as
	(as reported)	constant)	reported)	(as reported)	reported)
Revenues	$277,613	$267,937	$(9,676)	$253,700	$(23,913)
Canada	$99,807	$101,425	$1,618	$87,188	$(12,619)
U.S. south	$87,392	$83,899	$(3,493)	$83,899	$(3,493)
U.S. northeast	$90,414	$82,613	$(7,801)	$82,613	$(7,801)

Operating expenses	$168,745	$155,932	$(12,813)	$148,597	$(20,148)
Canada	$54,226	$52,322	$(1,904)	$44,987	$(9,239)
U.S. south	$55,798	$52,015	$(3,783)	$52,015	$(3,783)
U.S. northeast	$58,721	$51,595	$(7,126)	$51,595	$(7,126)

SG&A	$31,881	$34,468	$2,587	$32,600	$719
Canada	$11,693	$13,485	$1,792	$11,617	$(76)
U.S. south	$10,963	$11,165	$202	$11,165	$202
U.S. northeast	$9,225	$9,818	$593	$9,818	$593

EBITDA(A)	$76,987	$77,537	$550	$72,503	$(4,484)
Canada	$33,888	$35,618	$1,730	$30,584	$(3,304)
U.S. south	$20,631	$20,719	$88	$20,719	$88
U.S. northeast	$22,468	$21,200	$(1,268)	$21,200	$(1,268)

				Six months ended June 30
	2008	2009	Change	2009	Change
			(2009 holding FX		(2009 as
			constant less		reported less
		(holding FX	2008 as		2008 as
	(as reported)	constant)	reported)	(as reported)	reported)
Revenues	$520,962	$508,882	$(12,080)	$477,593	$(43,369)
Canada	$185,225	$189,460	$4,235	$158,171	$(27,054)
U.S. south	$166,882	$163,946	$(2,936)	$163,946	$(2,936)
U.S. northeast	$168,855	$155,476	$(13,379)	$155,476	$(13,379)

Operating expenses	$315,292	$295,970	$(19,322)	$279,774	$(35,518)
Canada	$100,580	$98,071	$(2,509)	$81,875	$(18,705)
U.S. south	$106,990	$99,837	$(7,153)	$99,837	$(7,153)
U.S. northeast	$107,722	$98,062	$(9,660)	$98,062	$(9,660)

SG&A	$60,408	$66,980	$6,572	$62,677	$2,269
Canada	$21,925	$26,058	$4,133	$21,755	$(170)
U.S. south	$20,911	$22,298	$1,387	$22,298	$1,387
U.S. northeast	$17,572	$18,624	$1,052	$18,624	$1,052

EBITDA(A)	$145,262	$145,932	$670	$135,142	$(10,120)
Canada	$62,720	$65,331	$2,611	$54,541	$(8,179)
U.S. south	$38,981	$41,811	$2,830	$41,811	$2,830
U.S. northeast	$43,561	$38,790	$(4,771)	$38,790	$(4,771)

IESI-BFC Ltd. – Second Quarter 2009 - 5

Revenues
Gross revenue by service type
			Three months ended June 30, 2009
	Canada - stated	Canada -		U.S. - percentage
	in Canadian	percentage of		of gross
	dollars	gross revenues	U.S.	revenues

Commercial	$39,867	33.3%	$46,130	23.8%
Industrial	19,746	16.5%	26,557	13.7%
Residential	15,933	13.3%	38,908	20.1%
Transfer and disposal	33,809	28.2%	74,192	38.3%
Recycling and other	10,512	8.7%	8,048	4.1%
Gross revenues	119,867	100.0%	193,835	100.0%
Intercompany	(17,477)		(27,323)
Revenues	$102,390		$166,512

			Six months ended June 30, 2009
	Canada - stated	Canada -		U.S. - percentage
	in Canadian	percentage of		of gross
	dollars	gross revenues	U.S.	revenues

Commercial	$78,621	36.0%	$92,025	24.8%
Industrial	36,776	16.8%	51,662	13.9%
Residential	29,818	13.6%	76,833	20.7%
Transfer and disposal	57,651	26.4%	135,696	36.6%
Recycling and other	15,759	7.2%	14,631	4.0%
Gross revenues	218,625	100.0%	370,847	100.0%
Intercompany	(27,839)		(51,425)
Revenues	$190,786		$319,422

Gross revenue growth components – expressed in percentages and excluding foreign currency exchange

	Three months ended June 30, 2009		Six months ended June 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.3	2.4	3.5	2.6
Fuel surcharges	(1.1)	(3.0)	(0.8)	(2.1)
Recycling and other	(0.4)	(2.4)	(0.6)	(2.5)
Total price	1.8	(3.0)	2.1	(2.0)

Volume	(1.1)	(4.4)	(1.6)	(4.4)
Total organic gross revenue growth (decline)	0.7	(7.4)	0.5	(6.4)

Acquisitions	1.5	2.1	2.5	2.1
Total gross revenue growth (decline)	2.2	(5.3)	3.0	(4.3)

IESI-BFC Ltd. – Second Quarter 2009 - 6

Three months ended
Excluding the impact of foreign currency exchange, the increase in Canadian segment gross revenues is due principally to core price and acquisition growth.  Core price growth includes the recovery of recycling and commodity price declines.  The decline in fuel surcharges is due to the comparative decrease in fuel costs while the comparative decline attributable to collected volumes is due principally to lower collected industrial waste.

U.S. south segment gross revenues declined.  The comparative decline in fuel surcharges was partially offset by core price growth.  The decline in fuel surcharges is due to the comparative decline in fuel costs.  Lower construction and demolition volumes also contributed to the decline, partially offset by contributions from acquisitions.

Gross revenues in the U.S. northeast segment declined.  Lower industrial collection volumes coupled with lower recycling and other pricing are the primary contributors to the decline.  Acquisitions, coupled with core price increases partially offset the aforementioned.  The balance of the change is attributable to declining fuel surcharges.  We are encouraged that our performance in the U.S. northeast segment has stabilized.

Six months ended
Excluding the impact of foreign currency exchange, the increase in Canadian segment gross revenues attributable to core price, acquisition, and fuel surcharges are consistent with the reasons outlined above for the three months ended.  The decline in volumes is due in large part to lower third party waste volumes accepted at our landfills.  Recycling and other pricing declines represent the balance of the change.

U.S. south segment gross revenues declined.  The comparative year to date decline in fuel surcharges outpaced strong core pricing growth.  Lower construction and demolition volumes and recycling and other pricing also contributed to the decline, partially offset by contributions from acquisitions.

Gross revenues in our U.S. northeast segment declined.  Lower industrial collection, transfer and disposal volumes and recycling commodity prices contributed to the decline year to date.  Acquisitions, coupled with core price increases, partially offset the aforementioned.

Operating expenses
Three months ended
Excluding the impact of foreign currency exchange, the decline in Canadian segment operating expenses is due to lower vehicle operating costs, largely due to a decline in comparative fuel costs.  Higher labour expense, due in part to acquisitions, partially offset declines in vehicle operating costs.

Lower fuel costs is the primary reason for our U.S. south segment’s decline in operating costs, which was partially offset by higher insurance claims costs.  Lower disposal, transportation and vehicle operating costs are the primary reasons for the comparative decline in our U.S. northeast segment.  Lower disposal costs are due in large part to the economic slow down in this region, while lower transportation and vehicle operating costs are due to the comparative decline in fuel costs.

Six months ended
Foreign currency exchange is the primary reason for the year to date decline in Canadian segment operating costs.  Lower fuel costs also contributed to the decline in Canadian segment operating expenses, partially offset by higher labour expense, due in part to acquisitions.

IESI-BFC Ltd. – Second Quarter 2009 - 7

Year to date our U.S. south segment benefited from lower fuel costs resulting in lower vehicle operating costs.  The balance of the change is attributable to higher insurance claims costs.  Lower year to date operating costs, for our U.S. northeast segment, are consistent with the reasons outlined above for the three months ended.

SG&A expenses
Three months ended
Canadian segment SG&A expense is largely unchanged.  However, the impact of foreign currency exchange was almost entirely offset by higher salaries.  Higher salaries are due in part to higher sales staffing levels.

Higher professional fees are the primary reasons for the rise in our U.S. south and northeast segment SG&A expense coupled with higher salary expenses due to higher sales staffing levels.

Six months ended
Changes in SG&A expense, for all segments, are consistent with the reasons outlined above for the three months ended, with the exception of an increase resulting from fair value changes in stock options recorded in our Canadian segment.

Non-controlling interest
With the adoption of FASB’s Financial Accounting Standard No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("SFAS 160"), which became effective January 1, 2009, we changed the presentation of non-controlling interests from mezzanine equity to equity on our consolidated balance sheet.  Non-controlling interest is no longer deducted in the determination of net income.  Instead, net income and each component of other comprehensive (loss) income are attributed to shareholders’ equity and non-controlling interest.  Adopting this section affects our determination of net income presented in the consolidated statement of operations and comprehensive (loss) income, the presentation of net income and non-controlling interest in the consolidated statement of cash flows, and the presentation of non-controlling interest in the consolidated statement of equity.

Free cash flow (B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry.  Investors and analysts use this calculation as a measure of our valuation and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies, to assess our primary sources and uses of cash flow, and to assess our ability to sustain our dividend policy.

Free cash flow (B) - cash flow approach

Free cash flow (B) - cash flow approach
		Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
Cash generated from operating activities
(per the statement of cash flows)	$66,456	$56,003	$10,453	$116,052	$99,294	$16,758

Operating
Changes in non-cash working capital items	(6,324)	6,543	(12,867)	(4,930)	18,769	(23,699)
Capital and landfill asset purchases	(39,217)	(37,647)	(1,570)	(59,714)	(59,502)	(212)
Purchase of restricted shares	(172)	-	(172)	(172)	-	(172)
Stock option expense (recovery)	567	376	191	584	(417)	1,001
Conversion costs	115	-	115	115	-	115
Other expenses	35	26	9	65	57	8

Financing
Financing and landfill development costs
(net of non-cash portion)	(77)	(188)	111	(77)	(913)	836
Net realized foreign exchange loss (gain)	93	1	92	177	(620)	797
Free cash flow (B)	$21,476	$25,114	$(3,638)	$52,100	$56,668	$(4,568)

IESI-BFC Ltd. – Second Quarter 2009 - 8

Free cash flow (B) – EBITDA(A) approach

		Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
EBITDA (A)	$72,503	$76,987	$(4,484)	$135,142	$145,262	$(10,120)

Restricted share expense	359	-	359	691	-	691
Stock option expense (recovery)	567	376	191	584	(417)	1,001
Purchase of restricted shares	(172)	-	(172)	(172)	-	(172)
Capital and landfill asset purchases	(39,217)	(37,647)	(1,570)	(59,714)	(59,502)	(212)
Landfill closure and post-closure expenditures	(1,129)	(379)	(750)	(2,355)	(623)	(1,732)
Landfill closure and post-closure cost
accretion expense	775	777	(2)	1,517	1,555	(38)
Interest on long-term debt	(8,766)	(13,015)	4,249	(18,395)	(26,744)	8,349
Non-cash interest expense	795	1,030	(235)	1,545	1,973	(428)
Current income tax expense	(4,239)	(3,015)	(1,224)	(6,743)	(4,836)	(1,907)
Free cash flow (B)	$21,476	$25,114	$(3,638)	$52,100	$56,668	$(4,568)

Three months ended
Excluding the impact of foreign currency exchange, free cash flow(B) declined comparatively.  While we enjoyed increasing EBITDA(A) contributions from our Canadian and U.S. south segments, EBITDA(A) decreased comparatively in the U.S. northeast.  On balance, however, EBITDA(A) increased period over period, excluding foreign currency exchange.  Contributions from the Canadian and U.S. south segments are attributable to growth through acquisition coupled with declines in vehicle operating costs, driven principally by declines in fuel costs.  The decline in U.S. northeast EBITDA(A) contributions is due largely to lower  volumes in the region, coupled with lower commodity and other pricing, which is the result of economic weakness.  An increase in current income tax expense (excluding foreign currency exchange), coupled with the timing of capital and landfill purchases (excluding foreign currency exchange), is the primary reason for the decline period to period.  The increase in current income tax expense is largely attributable to the Canadian segment.  The conversion from an income trust to a corporation effectively eliminated the Canadian segments ability to shelter taxable income beyond its available loss carryforwards, which are being eroded at a more vigorous pace since conversion.  The timing of contract wins, capital asset purchases to operate an acquired landfill in our U.S. south segment, and working capital adjustments, partially offset by lower growth expenditures in other areas of our business are the primary reasons for our U.S. segment increase in capital and landfill asset purchases period to period.  In addition, the timing of landfill closure and post-closure expenditures in our U.S. northeast segment contributed to the comparative increase in spending.

Lower interest on long-term debt (excluding foreign currency exchange) helped soften the aforementioned declines.  The decline in interest expense is the result of applying net proceeds from our March and June common share offerings to the repayment of long-term debt coupled with lower dividend levels and lower borrowing costs on variable rate lending in both Canada and the U.S.

Six months ended
For the six months ended, free cash flow(B) increased, excluding the negative impact of foreign currency exchange.  An increase in EBITDA(A), excluding foreign currency exchange, coupled with lower interest expense (excluding foreign currency exchange), are the primary reasons for the comparative increase.  Higher capital and landfill purchases (excluding foreign currency exchange) and higher current income tax expense (excluding foreign currency exchange), partially offset the higher EBITDA(A) and lower interest expense contributions to free cash flow(B).   The reasons for the year to date changes are consistent with those outlined above for the three months ended.

IESI-BFC Ltd. – Second Quarter 2009 - 9

Capital and landfill purchases
Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

		Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Replacement	$16,983	$19,946	$(2,963)	$29,772	$29,372	$400
Growth	22,234	17,701	4,533	29,942	30,130	(188)
Total	$39,217	$37,647	$1,570	$59,714	$59,502	$212

Capital and landfill purchases - replacement
Capital and landfill purchases characterized as “replacement expenditures”, represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures may include some or all of the following: the replacement of existing capital assets, including vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment.  Replacement expenditures also include all landfill construction spending for our operating landfills, which is principally comprised of cell construction.

Three months ended
Excluding the impact of foreign currency exchange, replacement expenditures decreased.  Both the Canadian and U.S. segment declines are due in large part to the timing of landfill cell construction with the balance attributable to working capital adjustments.

Six months ended
Excluding the impact of foreign currency exchange, replacement expenditures increased.  The increase in Canadian segment expenditures is due almost entirely to the timing of cell construction at our Lachenaie landfill.  The reasons for the U.S. segment decline are consistent with the reasons outlined above for the three months ended.

Capital and landfill purchases - growth
Capital and landfill purchases characterized as “growth expenditures”, represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures may include some or all of the following: vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment to support new contract wins and organic business growth.

Three months ended
Net of foreign currency exchange, growth expenditures increased.  In Canada growth expenditures declined slightly while growth expenditures in the U.S. increased.  The primary reason for our U.S. segment increase is due to contract wins, capital asset purchases to operate an acquired landfill in our U.S. south segment, and working capital adjustments, partially offset by lower growth expenditures in other areas of our business.

Six months ended
Net of foreign currency exchange, growth expenditures increased.  In Canada growth expenditures declined while growth expenditures in the U.S. increased.  The Canadian segment decline is due in large part to capital purchased to service new residential contract wins which commenced in 2008.  The reasons for the U.S. segment increase are consistent with the reasons outlined above for the three months ended.

Readers are reminded that revenue, EBITDA(A), and cash flow contributions derived from vehicles, equipment and container growth expenditures will materialize over the assets useful life.

IESI-BFC Ltd. – Second Quarter 2009 - 10

Dividends and Distributions
(all amounts are in thousands of U.S. dollars, except per share or  trust unit and PPS amounts)

2009
Our expected regular dividend record and payment dates, and payment amounts, are as follows:

Expected regular dividend (payable quarterly)
		Dividend
		amounts per
		share and
		PPS - stated
		in Canadian
Record date	Payment date	dollars
March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 31, 2009	January 15, 2010	0.125
Total		$0.500

Our expected special dividend record and payments dates, and payment amounts, payable only in 2009, are as follows:

Expected special dividend schedule (payable quarterly)
		Dividend
		amounts per
		share and
		PPS - stated
		in Canadian
Record date	Payment date	dollars
March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 17, 2009	December 31, 2009	0.125
Total		$0.500

2008
In 2008, we declared distributions and dividends to trust unit and participating preferred shareholders of record for the three and six month periods ended June 2008 totalling $30,921 and $62,020, respectively.  The declarations represented a monthly Canadian dollar (“C$”) payout of fifteen point one five cents per trust unit and PPS.

Long-term debt
Summarized details of our long-term debt facilities at June 30, 2009 are as follows:
			Letters of credit
			(not reported as
			long-term debt
			on the
	Available		Consolidated	Available
	lending	Facility drawn	Balance Sheet)	capacity
Canadian long-term debt facilities - stated in
Canadian dollars
Senior secured debentures, series B	$58,000	$58,000	$-	$-
Revolving credit facility	$305,000	$179,000	$25,013	$100,987

U.S. long-term debt facilities - stated in U.S. dollars
Term loan	$195,000	$195,000	$-	$-
Revolving credit facility	$588,500	$151,715	$120,097	$316,688
IRBs	$104,000	$104,000	$-	$-

IESI-BFC Ltd. – Second Quarter 2009 - 11

Canadian long-term debt facilities
We drew on our revolving credit facility capacity to repay our C$47,000 senior secured series A debentures which matured on June 26, 2009.  Drawing on the revolving credit facility had no impact on our Canadian segments funded debt to EBITDA(A) covenant, as this covenant includes both revolving credit facility drawings and senior secured debenture borrowings.  We entered into our fifth amendment to our amended and restated credit facility.  The fifth amendment simply recognized the wind-up of the Fund and Ridge Landfill Trust.  All significant terms and pricing remained unchanged.

Long-term debt to EBITDA(A)
At June 30, 2009, we are not in default of our Canadian and U.S. long-term debt facility covenants.  Readers are reminded that our long-term debt to EBITDA(A) covenants are not subject to foreign currency exchange fluctuations.  Holding the foreign currency exchange rate between Canada and the U.S. at parity, results in a long-term debt to EBITDA(A) ratio of 2.28 times.  Readers are further reminded that contributions to EBITDA(A) from acquisitions completed within the last twelve months are not included in the foregoing ratio and that we have two revolving credit facilities to support our Canadian and U.S. operations, each of which require financial covenant tests to be prepared independently.

Funded debt to EBITDA(A)
At June 30, 2009, funded long-term debt to EBITDA(A) for Canada and the U.S., as defined and calculated in accordance with the underlying Canadian and U.S. long-term debt facility covenants, is as follows:

		June 30, 2009		December 31, 2008
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA (A)	1.90	2.64	2.10	3.93
Funded debt to EBITDA (A) maximum	2.75	4.00	2.75	4.25

IESI-BFC Ltd. – Second Quarter 2009 - 12

Definitions of EBITDA and free cash flow

(A) All references to “EBITDA” in this press release are to revenues less operating and selling, general and administration expenses on the consolidated statement of operations and comprehensive (loss) income.  EBITDA excludes some or all of the following: “amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, and income taxes”.  EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other issuers.  EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, and deferred income taxes) or non-operating (in the case of interest on long-term debt, net gain or loss on sale of capital and landfill assets, conversion costs, other expenses, and current income taxes).  EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for exclusion of each item are as follows:

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow (B).

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in EBITDA.

Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Conversion costs – conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up.  Conversion costs represent a different class of expense than those included in EBITDA.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between EBITDA and net income are detailed in the consolidated statement of operations and comprehensive (loss) income beginning with operating income before amortization and ending with net income.

(B) We have adopted a measure called “free cash flow” to supplement net income or (loss) as a measure of operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers.  The objective of presenting this non-GAAP measure is to align our disclosure with disclosures presented by other U.S. publicly listed companies in the waste industry, to assess our primary sources and uses of cash flow, and to assess our ability to sustain our dividend.  All references to “free cash flow” in this press release have the meaning set out in this note.

IESI-BFC Ltd. – Second Quarter 2009 - 13

Forward-looking statements
This press release contains forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  A number of factors could cause actual outcomes and results to differ materially from those estimated, forecast or projected.  These factors include those set forth in the Company’s Annual Information Form for the year ended December 31, 2008.  Consequently, readers should not rely on such forward-looking statements.  In addition, these forward-looking statements relate to the date on which they are made.  Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with these forward looking statements, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services for commercial, industrial, municipal and residential customers in five provinces and ten U.S. states. Its two brands, IESI and BFI Canada, are leaders in their respective markets and serve over 1.8 million customers with vertically integrated collection and disposal assets. The Company's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC Ltd., visit our website at www.iesi-bfc.com.

Further information:
IESI-BFI Ltd.
Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel: (416) 401-7729
Email: chaya.cooperberg@bficanada.com

Management will hold a conference call on Wednesday, July 29, 2009, at 5:00 p.m. (ET) to discuss results for the three and six months ended June 30, 2009.  To access the call, participants should dial 416-644-3429 or 1-800-594-3790.  The conference call will also be webcast live at www.streetevents.com and www.iesi-bfc.com and subsequently archived on both websites.

A rebroadcast of the call will be available until midnight on August 12, 2009.  To access the rebroadcast, dial 416-640-1917 or 1-877-289-8525 and quote the reservation number 21310873#.

IESI-BFC Ltd. – Second Quarter 2009 - 14

--More --
IESI-BFC Ltd. (formerly BFI CANADA LTD.)
Consolidated Balance Sheets
June 30, 2009 and December 31, 2008 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

		December 31,
	June 30, 2009	2008

ASSETS

CURRENT
Cash and cash equivalents	$11,130	$11,938
Accounts receivable	112,022	107,767
Other receivables	477	228
Prepaid expenses	18,287	19,597
Restricted cash	-	82
	141,916	139,612
OTHER RECEIVABLES	1,270	394

FUNDED LANDFILL POST-CLOSURE COSTS	6,943	6,115

INTANGIBLES	110,499	119,898

GOODWILL	621,942	617,832

LANDFILL DEVELOPMENT ASSETS	6,500	8,589

DEFERRED FINANCING COSTS	8,988	9,936

CAPITAL ASSETS	416,571	408,681

LANDFILL ASSETS	650,023	621,862
	$1,964,652	$1,932,919

LIABILITIES

CURRENT
Accounts payable	$53,997	$54,134
Accrued charges	56,264	55,509
Dividends payable	20,092	2,337
Income taxes payable	5,257	1,387
Deferred revenues	11,894	10,800
Current portion of long-term debt	-	38,380
Landfill closure and post-closure costs	8,380	7,210

	155,884	169,757
LONG-TERM DEBT	654,586	835,210

LANDFILL CLOSURE AND POST-CLOSURE COSTS	63,507	50,857

OTHER LIABILITIES	12,316	15,045

DEFERRED INCOME TAXES	68,256	64,348
	954,549	1,135,217

COMMITMENTS AND CONTINGENCIES

EQUITY

NON-CONTROLLING INTEREST	230,146	230,452

SHAREHOLDERS' EQUITY	779,957	567,250
	1,010,103	797,702
	$1,964,652	$1,932,919

IESI-BFC Ltd. – Second Quarter 2009 - 15

IESI-BFC Ltd. (formerly BFI CANADA LTD.)
Consolidated Statements of Operations and Comprehensive Income
For the periods ended June 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except net income per share or trust unit amounts)

	Three months ended		Six months ended
	2009	2008	2009	2008
REVENUES	$253,700	$277,613	$477,593	$520,962
EXPENSES
OPERATING	148,597	168,745	279,774	315,292
SELLING, GENERAL AND ADMINISTRATION	32,600	31,881	62,677	60,408
AMORTIZATION	41,154	45,658	78,756	88,369
OPERATING INCOME	31,349	31,329	56,386	56,893
INTEREST ON LONG-TERM DEBT	8,766	13,015	18,395	26,744
NET LOSS (GAIN) ON SALE OF CAPITAL AND LANDFILL ASSETS	19	(126)	(115)	(86)
NET FOREIGN EXCHANGE LOSS (GAIN)	93	1	177	(620)
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS	(1,701)	(5,485)	(1,171)	3,525
CONVERSION COSTS	115	-	115	-
OTHER EXPENSES	35	26	65	57
INCOME BEFORE INCOME TAXES	24,022	23,898	38,920	27,273
INCOME TAX EXPENSE (RECOVERY)
Current	4,239	3,015	6,743	4,836
Deferred	4,678	3,439	7,433	(6,329)
	8,917	6,454	14,176	(1,493)
NET INCOME	15,105	17,444	24,744	28,766

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	11,792	(11,690)	8,172	40,844
Commodity swaps designated as cash flow hedges, net of tax	1,467	-	353	-
COMPREHENSIVE INCOME	$28,364	$5,754	$33,269	$69,610

NET INCOME - CONTROLLING INTEREST	$13,267	$14,616	$21,538	$24,103
NET INCOME - NON-CONTROLLING INTEREST	$1,838	$2,828	$3,206	$4,663
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$24,749	$5,754	$28,958	$69,610
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$3,615	$-	$4,311	$-

Net income per weighted average share or trust unit, basic	$0.19	$0.25	$0.33	$0.42
Net income per weighted average share or trust unit, diluted	$0.18	$0.25	$0.32	$0.42
Weighted average number of shares or trust units
outstanding (thousands), basic	70,809	57,569	65,414	57,569
Weighted average number of shares or trust units
outstanding (thousands), diluted	81,946	68,706	76,551	68,706

IESI-BFC Ltd. – Second Quarter 2009 - 16

IESI-BFC Ltd. (formerly BFI CANADA LTD.)
Consolidated Statements of Cash Flows
For the periods ended June 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Three months ended		Six months ended
	2009	2008	2009	2008

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$15,105	$17,444	$24,744	$28,766
Items not affecting cash
Restricted share expense	359	-	691	-
Write-off of landfill development assets	77	188	77	913
Accretion of landfill closure and post-closure costs	775	777	1,517	1,555
Amortization of intangibles	7,275	8,111	14,509	16,113
Amortization of capital assets	18,693	19,079	37,004	38,297
Amortization of landfill assets	15,186	18,468	27,243	33,959
Interest on long-term debt (deferred financing costs)	795	1,030	1,545	1,973
Net loss (gain) on sale of capital and landfill assets	19	(126)	(115)	(86)
Net (gain) loss on financial instruments	(1,701)	(5,485)	(1,171)	3,525
Deferred income taxes	4,678	3,439	7,433	(6,329)
Landfill closure and post-closure expenditures	(1,129)	(379)	(2,355)	(623)
Changes in non-cash working capital items	6,324	(6,543)	4,930	(18,769)
Cash generated from operating activities	66,456	56,003	116,052	99,294
INVESTING
Acquisitions	(20,406)	(35,513)	(20,640)	(54,488)
Restricted cash withdrawals	-	176	82	790
Investment in other receivables	(41)	-	(1,278)	-
Proceeds from other receivables	113	230	225	299
Funded landfill post-closure costs	(302)	(198)	(381)	(586)
Purchase of capital assets	(25,181)	(23,846)	(37,840)	(37,328)
Purchase of landfill assets	(14,036)	(13,801)	(21,874)	(22,174)
Proceeds from the sale of capital and landfill assets	188	458	3,603	541
Investment in landfill development assets	(192)	(678)	(439)	(1,732)
Cash utilized in investing activities	(59,857)	(73,172)	(78,542)	(114,678)
FINANCING
Payment of deferred financing costs	(190)	(924)	(498)	(924)
Proceeds from long-term debt	90,365	79,240	116,774	144,191
Repayment of long-term debt	(218,423)	(33,432)	(346,384)	(63,924)
Common shares issued, net of issue costs	138,726	(3)	209,684	(3)
Purchase of restricted shares	(172)	-	(172)	-
Dividends and distributions paid to share or unitholders and
dividends paid to participating preferred shareholders	(16,714)	(30,921)	(18,640)	(62,020)
Cash (utilized in) generated from financing activities	(6,408)	13,960	(39,236)	17,320
Effect of foreign currency translation on cash and cash
equivalents	1,419	257	918	(682)
NET CASH INFLOW (OUTFLOW)	1,610	(2,952)	(808)	1,254

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	9,520	16,107	11,938	11,901
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,130	$13,155	$11,130	$13,155

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are
comprised of:
Cash	$10,046	$13,138	$10,046	$13,138
Cash equivalents	1,084	17	1,084	17
	$11,130	$13,155	$11,130	$13,155
Cash paid during the period for:
Income taxes	$2,927	$8,065	$2,562	$9,424
Interest	$10,102	$11,308	$19,613	$22,494

IESI-BFC Ltd. – Second Quarter 2009 - 17

IESI-BFC Ltd. (formerly BFI CANADA LTD.)
Consolidated Statements of Equity and Mezzanine Equity
For the three months ended June 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

						Accumulated
						other
						comprehen-	Non-
				Contributed		sive (loss)	controlling
	Common shares	Restricted shares	Treasury shares	surplus	Deficit	income	interest	Equity
Balance at March 31, 2009	$940,582	$(3,756)	$-	$965	$(212,219)	$(94,966)	$228,912	$859,518
Net income					13,267		1,838	15,105
Dividends					(17,495)		(2,381)	(19,876)
Common shares issued net of issue
costs and related tax effect	141,910							141,910
Restricted shares purchased		(172)						(172)
Restricted share expense				359				359
Foreign currency translation
adjustment						10,219	1,573	11,792
Commodity swaps designated as
cash flow hedges, net of tax						1,263	204	1,467
Balance at June 30, 2009	$1,082,492	$(3,928)	$-	$1,324	$(216,447)	$(83,484)	$230,146	$1,010,103

			Accumulated
			other
	Mezzanine		comprehen-
	equity	Deficit	sive loss	Equity
Balance at March 31, 2008	$1,317,494	$(368,310)	$(79,478)	$(447,788)
Net income		17,444		17,444
Dividends		(30,921)		(30,921)
Trust units issued net of issue costs and related tax effect		(3)		(3)
Fair value adjustments to trust units, PPSs and treasury units	104,153	(104,153)		(104,153)
Foreign currency translation adjustment	13,868	-	(11,690)	(11,690)
Balance at June 30, 2008	$1,435,515	$(485,943)	$(91,168)	$(577,111)

IESI-BFC Ltd. (formerly BFI CANADA LTD.)
Consolidated Statements of Equity and Mezzanine Equity
For the six months ended June 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

						Accumulated
						other
						comprehen-	Non-
				Contributed		sive (loss)	controlling
	Common shares	Restricted shares	Treasury shares	surplus	Deficit	income	interest	Equity
Balance at December 31, 2008	$868,248	$(3,756)	$-	$633	$(206,971)	$(90,904)	$230,452	$797,702
Net income					21,538		3,206	24,744
Dividends					(31,014)		(4,617)	(35,631)
Common shares issued net of issue
costs and related tax effect	214,244							214,244
Restricted shares purchased		(172)						(172)
Restricted share expense				691				691
Common shares acquired by U.S.
long-term incentive plan ("LTIP")			(1,779)					(1,779)
Deferred compensation obligation			1,779					1,779
Foreign currency translation
adjustment						7,113	1,059	8,172
Commodity swaps designated as
cash flow hedges, net of tax						307	46	353
Balance at June 30, 2009	$1,082,492	$(3,928)	$-	$1,324	$(216,447)	$(83,484)	$230,146	$1,010,103

			Accumulated
			other
			comprehen-
	Mezzanine		sive (loss)
	equity	Deficit	income	Equity
Balance at December 31, 2007	$1,580,137	$(547,998)	$(132,012)	$(680,010)
Net income		28,766		28,766
Dividends		(62,020)		(62,020)
Trust units issued net of issue costs and related tax effect		(3)		(3)
Trust units acquired by U.S. LTIP		(1,996)		(1,996)
Fair value adjustments to trust units, PPSs and treasury units	(97,308)	97,308		97,308
Foreign currency translation adjustment	(47,314)		40,844	40,844
Balance at June 30, 2008	$1,435,515	$(485,943)	$(91,168)	$(577,111)